Prudential Investments LLC

655 Broad Street – 17th Floor
Newark, New Jersey 07102

March 1, 2017

The Board of Trustees
Prudential Investment Portfolios 3
655 Broad Street—17th Floor
Newark, New Jersey 07102

Re: Prudential Unconstrained Bond Fund

To the Board of Trustees:

Prudential Investments LLC has contractually agreed through June 30, 2018 to limit net annual Fund operating expenses (exclusive of distribution and service (12b-1) fees, taxes (such as income and foreign withholding taxes, stamp duty and deferred tax expenses), acquired fund fees and expenses, brokerage commissions, extraordinary expenses and certain other expenses such as dividend, broker charges and interest expense on short sales) of each class of shares to 0.90% of the Fund’s average daily net assets.

Very truly yours,

PRUDENTIAL INVESTMENTS LLC
By: /s/ Scott E. Benjamin
Name: Scott E. Benjamin
Title: Executive Vice President